UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No.     )*

The Rubicon Project, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

78112V102

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS News Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,746,349
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,746,349
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,746,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2% - See Item 4
12	TYPE OF REPORTING PERSON* CO

Item 1(a)	Name of Issuer:

The Rubicon Project, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1281 Bluff Creek Drive, 4th Floor

Los Angeles, CA 90094

Item 2(a)	Name of Person Filing:

News Corporation

Item 2(b)	Address of Principal Business Office or, if none, Residence:

1211 Avenue of the Americas

New York, New York 10036

Item 2(c)	Citizenship:

News Corporation is a corporation incorporated under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.00001 (“Shares”).

Item 2(e)	CUSIP No.:

78112V102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a) Amount beneficially owned: 4,746,349

(b) Percent of class: 13.2% - see below

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 4,746,349

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 4,746,349

(iv) Shared power to dispose or direct the disposition: -0-

As of December 31, 2014, News Corporation was the beneficial owner of 4,746,349 Shares, constituting approximately 13.2% of the total number of outstanding Shares, based on 35,955,841 Shares outstanding as of October 27, 2014, as reported on the Issuer’s report on Form 10-Q for the quarterly period ended September 30, 2014 filed October 31, 2014.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

NEWS CORPORATION

By:	/s/ David B. Pitofsky
Name: David B. Pitofsky
Title: Executive Vice President, General Counsel and Chief Compliance Officer